EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

     Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands). We have not included a ratio of earnings to combined fixed charges and preferred stock dividends.

						Three Months
	Year Ended December 31,					Ended
						March 31,
(In Thousands)	2004	2005	2006	2007	2008	2009
Earnings:
Income (loss) before income taxes	$(79,558)	$(33,689)	$(31,365)	$(36,697)	$(62,021)	$(16,811)
Add: Fixed charges	741	420	177	257	315	83
Less: Capitalized interest	-	-	-	-	-	-
Coverage Deficiency	$(78,817)	$(33,269)	$(31,188)	$(36,440)	$(61,706)	$(16,728)
Fixed Charges:
Interest expensed	$491	$245	$-	$-	$-	$-
Estimated interest portion of rent	250	175	177	257	315	83
expense
Fixed charges	$741	$420	$177	$257	$315	$83
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A
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(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of estimated interest expense on outstanding lease liabilities, interest accrual for outstanding convertible debentures, the amortization of issuance costs on convertible debentures, and the interest expense related to the value of warrants issued with convertible debentures.